Exhibit 99.1

Farfetch Announces Second Quarter 2021 Results

•	Gross Merchandise Value (“GMV”) exceeds $1 billion, up 40% year-over-year and more than double compared to Q2 2019
•	Full-price sales growth of 90% drives Q2 2021 Digital Platform GMV increases of 40% year-over-year and 89% compared to Q2 2019
•	Q2 2021 Revenue increases 43% year-over-year to $523 million
•	Q2 2021 Gross Profit Margin improves by 30 bps year-over-year to 44%; Digital Platform Order Contribution Margin declines 90 bps year-over-year to 34%
•	Q2 2021 Profit After Tax of $88 million includes $246 million non-cash benefit arising from impact of lower share price on items held at fair value and remeasurements
•	Q2 2021 Adjusted EBITDA improves to $(21) million, from $(25) million in Q2 2020

LONDON, U.K. August 19, 2021 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the second quarter ended June 30, 2021.

José Neves, Farfetch Founder, Chairman and CEO said: “I am truly impressed with the resilience of the luxury industry, which after an unprecedented period, is already back to growth with even stronger fundamentals. I am very proud that Farfetch was a close partner for both retailers and brands in this time, delivering strong growth to our sellers, and as a result doubling our GMV in the last 24 months.

“Our strong performance in second quarter 2021 reflects powerful flywheel dynamics in play at full force. Our stronger Farfetch brand is drawing marketing partnerships and even greater supply from brands to drive a 90% increase in full-price sales year-over-year from the highly valuable luxury audience we have attracted.  All this boosts our progress towards becoming the global platform for luxury, as we continue to advance our initiatives in China, Farfetch Platform Solutions, Farfetch Connected Retail and our Luxury New Retail vision.”

Elliot Jordan, CFO of Farfetch, said: “I am very pleased with Farfetch’s results in second quarter 2021. We executed across the platform to deliver high quality top line growth, significantly increasing our full-price mix and generating record media solutions revenue.  This in combination with further efficiencies in demand generation and operating costs resulted in strong Adjusted EBITDA margin performance, which positions us well to achieve our full-year Adjusted EBITDA profitability target through the continued sustainable growth of our platform.”

Consolidated Financial Summary and Key Operating Metrics (in $ thousands, except per share data, Average Order Value, Active Consumers or otherwise stated):

	Three months ended June 30,
	2020	2021
Consolidated Group:
Gross Merchandise Value (“GMV”)	$721,310	$1,007,811
Revenue	364,680	523,313
Adjusted Revenue	307,877	439,488
Gross profit	159,375	230,082
Gross profit margin	43.7%	44.0%
(Loss) / Profit after tax	$(435,899)	$87,925
Adjusted EBITDA	(25,175)	(20,579)
Adjusted EBITDA Margin	(8.2)%	(4.7)%
Basic (Loss) / Earnings per share (“EPS”)	$(1.29)	$0.24
Diluted EPS	(1.29)	(0.31)
Adjusted EPS	(0.20)	(0.17)
Digital Platform:
Digital Platform GMV	$651,036	$913,350
Digital Platform Services Revenue	237,603	349,131
Digital Platform Gross Profit	130,579	184,999
Digital Platform Gross Profit Margin	55.0%	53.0%
Digital Platform Order Contribution	$83,201	$119,111
Digital Platform Order Contribution Margin	35.0%	34.1%
Active Consumers	2,524	3,394
Average Order Value (“AOV”) - Marketplace	$493	$599
AOV - Stadium Goods	304	335
Brand Platform:
Brand Platform GMV	$66,348	$72,722
Brand Platform Revenue	66,348	72,722
Brand Platform Gross Profit	27,729	34,252
Brand Platform Gross Profit Margin	41.8%	47.1%

See “Notes and Disclosures” on page 19 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 19 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Digital Platform

•	Strong Digital Platform GMV growth of 40% year-over-year, driven by 90% growth of full-price sales and increased mix of demand from existing customers on the Farfetch Marketplace
•	Third-party transactions, including a record level of media solutions revenue, generated 83% of Digital Platform GMV at a take rate of 30.3% in second quarter 2021
•	First-party transactions grew 64% year-over-year, supported by First-Party Original which generated 4% of Digital Platform GMV in second quarter 2021
•

The Farfetch Marketplace continued to offer customers an exceptionally broad selection of luxury fashion with more than 390,000 SKUs from nearly 1,400 sellers, as supply from both multi-brand retailers and e-concession partners continued to increase

o	Top 10 third-party e-concession partners expanded available stock units more than 70% year-over-year and saw a more than doubling of sales over the same period

•	Partnered with brands to showcase their products and collections to our nearly 3.4 million active consumers on the Marketplace, with campaigns featuring:
o	Exclusive immersive 3D shopping experience for the launch of Burberry’s ‘Olympia’ bag
o	Launch of Chopard’s ‘Happy Sport’ collection with interactive virtual try-on capabilities
o	Second installment of year-long ‘Imagined Futures’ partnership with Gucci titled ‘Fluid Futures’, launching Gucci’s 25 Eschatology collection
•

Continued to roll-out and enhance platform capabilities available to Farfetch Platform Solutions clients, such as live chat, improved personalization, and re-purchase capabilities for pre-owned products, among others

•

In August 2021, initiated Farfetch Connected Retail technology pilot with select retail partners, which will enable omni-channel, personalized experiences for Farfetch consumers and drive footfall to retailers' physical locations

•

Launched kidswear on Brownsfashion.com in July 2021, offering collections from luxury brands including Balmain, Fendi, and Givenchy along with exclusive capsules from newer to kidswear brands such as Off-White and Palm Angels

New Guards

•

Increased ownership position of Palm Angels operating company to 100%, and interest in the Palm Angels trademark to 60% in July 2021, bringing New Guards majority ownership of its largest growth contributor

•

New Guards’ portfolio continued to create culturally relevant collections, focusing on full-price sales and direct-to-consumer channels, which contributed to Off-White and Palm Angels’ positions within the top 10 brands on the Farfetch Marketplace:

o

Off-White released first kidswear collection, launched ‘Lemonade’ Off-White x Air Force 1 sneakers, collaborated with Pioneer for the release of a limited-edition capsule titled ‘Sound Engineering’ and presented its Fall-Winter 2021 collection in Paris in a show titled ‘Laboratory of Fun’

o	Palm Angels launched first kidswear collection, as well as capsule collections with Missoni and Vilebrequin
o	Ambush released the third drop of its sneaker collaboration with Nike and partnered with Porter & Stanley for a capsule collection

Environmental, Social and Governance (“ESG”)

•	Partnered with thredUP to expand Farfetch Donate to consumers in the United States
•	Farfetch Marketplace spotlighted Positively Farfetch offerings throughout June, highlighting the different services available to our consumers such as Second Life, Farfetch Donate and Farfetch Fix
•

Furthered alignment with shareholder interests through long-term equity award granted to Company's Founder, Chairman and CEO, which provides compensation solely in the form of share price performance-based restricted share units

Second Quarter 2021 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended June 30,
	2020	2021
Digital Platform GMV	$651,036	$913,350
Brand Platform GMV	66,348	72,722
In-Store GMV	3,926	21,739
GMV	$721,310	$1,007,811

GMV increased by $286.5 million from $721.3 million in second quarter 2020 to $1,007.8 million in second quarter 2021, representing year-over-year growth of 39.7%. Digital Platform GMV increased by $262.3 million from $651.0 million in second quarter 2020 to $913.4 million in second quarter 2021, representing year-over-year growth of 40.3%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by 33.3%.

The increase in GMV primarily reflects the growth in Digital Platform GMV driven by order growth and an increase in Marketplace AOV from $493 to $599. This increase in AOV is due to a higher full-price mix and higher average selling price as customers shifted back to higher-priced category items. During second quarter 2021, we also saw year-over-year growth in transactions through websites managed by Farfetch Platform Solutions, primarily driven by strong growth within first-party businesses, including Off---White.com, and BrownsFashion.com.

Revenue (in thousands):

	Three months ended June 30,
	2020	2021
Digital Platform Services third-party revenue	$151,861	$208,597
Digital Platform Services first-party revenue	85,742	140,534
Digital Platform Services Revenue	237,603	349,131
Digital Platform Fulfilment Revenue	56,803	83,825
Brand Platform Revenue	66,348	72,722
In-Store Revenue	3,926	17,635
Revenue	$364,680	$523,313

Revenue increased by $158.6 million year-over-year from $364.7 million in second quarter 2020 to $523.3 million in second quarter 2021, representing growth of 43.5%. The increase was primarily driven by 47.1% growth in Digital Platform Revenue to $433.0 million with overall growth impacted by comparatively lower Brand Platform Revenue year-over-year growth of 9.6%.

The increase in Digital Platform Services Revenue of 46.9% was driven by 40.3% overall growth in Digital Platform GMV with Digital Platform Services first-party GMV, which is comprised of our sales of owned-inventory including First-Party Original, and included in Digital Platform Services Revenue at 100% of the GMV, increasing 63.9% year-over-year to $140.5 million. Digital Platform Services first-party revenue growth was primarily driven by our continued strategic focus on growing New Guards direct-to-consumer sales on the Marketplace and the respective websites of the New Guards portfolio brands, as well as strong full-price performance through Browns’ sales on the marketplace and Brownsfashion.com.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow as Digital Platform GMV and order volumes increase, in second quarter 2021, Digital Platform Fulfilment Revenue increased 47.6% year-over-year, above Digital Platform GMV growth of 40.3%. This was driven by increased pass-through costs resulting from higher duties due to a shift in regional mix of sales and impacts of Brexit. As we are transitioning our inventory to our Netherlands warehouse, we could continue to see this impact in the interim.

In-Store Revenue increased by 349.2% to $17.6 million and was primarily driven by revenue from additional New Guards portfolio brand stores opened within the last twelve months, as well as strong year-over-year growth due to temporary store closures in second quarter 2020, related to COVID-19 restrictions.

Cost of Revenue (in thousands):

	Three months ended June 30,
	2020	2021
Digital Platform Services third-party cost of revenue	$46,699	$69,700
Digital Platform Services first-party cost of revenue	60,325	94,432
Digital Platform Services cost of revenue	107,024	164,132
Digital Platform Fulfilment cost of revenue	56,803	83,825
Brand Platform cost of revenue	38,619	38,470
In-Store cost of goods sold	2,859	6,804
Cost of revenue	$205,305	$293,231

Cost of revenue increased by $87.9 million, or 42.8%, year-over-year from $205.3 million in second quarter 2020 to $293.2 million in second quarter 2021 at a slightly lower rate than Revenue growth. The increase was driven by growth in Digital Platform cost of revenue and In-Store cost of goods sold.

Digital Platform Services cost of revenue increased at a higher rate than Digital Platform Services Revenue primarily due to an increase in subsidized shipping, for the benefit of customers, a shift in country mix to higher shipping cost regions and the recognition of European Digital Services Tax which was previously included within Selling, general and administrative expenses through second quarter 2020.

As we continue to rely on third parties to provide shipping services, changes in their operations due to the ongoing impacts of COVID-19, as well as supply and demand for delivery services as online adoption accelerates across industries, may impact our service levels or cost of revenue.

Gross profit (in thousands):

	Three months ended June 30,
	2020	2021
Digital Platform third-party gross profit	$105,162	$138,897
Digital Platform first-party gross profit	25,417	46,102
Digital Platform Gross Profit	130,579	184,999
Brand Platform Gross Profit	27,729	34,252
In-Store Gross Profit	1,067	10,831
Gross profit	$159,375	$230,082

Gross profit increased by $70.7 million, or 44.4%, year-over-year, slightly above Revenue growth, to $230.1 million in second quarter 2021. Gross profit margin increased 30 bps year-over-year to 44.0% from 43.7%, due to Digital Platform Services first-party and In-Store growth.

Digital Platform Gross Profit Margin decreased 200 bps to 53.0% in second quarter 2021, from 55.0% in second quarter 2020 primarily driven by Digital Platform Services cost of revenue increasing at a higher rate than Digital Platform Services Revenue. This decrease reflects a decrease in Digital Platform third-party gross profit margin due to an increase in subsidized shipping and a shift in country mix to higher shipping cost regions, which was partially offset by an increase in Digital Platform first-party gross profit margin driven by an increase in the mix of full-price sales, and more sales in higher profit margin products from New Guards brands.

Brand Platform Gross Profit Margin increased 530 bps year-over-year to 47.1% primarily driven by optimizing cost improvements as well as consultancy income, with minimal related cost of revenue.

Selling, general and administrative expenses by type (in thousands):

	Three months ended June 30,
	2020	2021
Demand generation expense	$47,378	$65,888
Technology expense	29,284	34,545
Share-based payments	61,915	60,173
Depreciation and amortization	51,758	62,720
General and administrative	107,888	150,229
Other items	1,302	6,828
Selling, general and administrative expense	$299,525	$380,383

Demand generation expense increased $18.5 million year-over-year to $65.9 million in second quarter 2021. As a percentage of Digital Platform Service Revenue, second quarter 2021 demand generation expense decreased from 19.9% to 18.9%. The improvement reflects our underlying strategy to gain efficiencies in demand generation spend by leveraging data insights to drive more targeted digital marketing, and visits from lower cost channels and from existing customers.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which includes three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense increased by $5.3 million, or 18.0%, in second quarter 2021 year-over-year. The increase was mainly driven by an increase in technology staff headcount as well as software and hosting costs to support growth.

Second quarter 2021 technology expense continued to scale as a percentage of Adjusted Revenue, decreasing from 9.5% to 7.9% year-over-year as Adjusted Revenue growth outpaced growth of our underlying technology costs.

Depreciation and amortization expense increased by $11.0 million, or 21.2%, year-over-year from $51.8 million in second quarter 2020 to $62.7 million in second quarter 2021. Amortization expense increased principally due to increased technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives. Depreciation expense primarily increased as a result of new stores and office leases entered into within the last twelve months.

Share-based payments decreased by $1.7 million or (2.8%) year-over-year in second quarter 2021 due to the reduced cost of cash-settled awards and employment related taxes, primarily as a result of the share price movement and quarterly revaluation, partially offset by additional grants of equity-settled awards, including the performance-based restricted share unit (“PSU”) award granted to the Company’s Founder, Chairman and CEO, José Neves. Refer to “Notes and Disclosure” on Page 19 for more details.

General and administrative expense increased by $42.3 million, or 39.2%, year-over-year in second quarter 2021, primarily due to an increase in costs related to our platform, across a number of areas to support longer-term strategic initiatives including brand campaign investments and an increase in non-technology headcount. General and administrative expense decreased as a percentage of Adjusted Revenue to 34.2% compared to 35.0% in second quarter 2020 as we continued to leverage our operations base to efficiently grow Adjusted Revenue.

Other items of $6.8 million in second quarter 2021 primarily reflect transaction-related legal and advisory expenses.

(Losses)/gains on items held at fair value and remeasurements (in thousands):

	Three months ended June 30,
	2020	2021
Remeasurement (losses)/gains on put and call option liabilities	$(65,771)	$38,864
Fair value (losses)/gains on embedded derivative liabilities	(212,851)	206,874
(Losses)/gains on items held at fair value and remeasurements	$(278,622)	$245,738

The $206.9 million fair value gains on embedded derivative liabilities in second quarter 2021 was primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in second quarter 2021 is comprised of the following revaluation gains on our convertible senior notes: (i) $88.4 million fair value gain related to $250 million 5.00% notes due 2025 (the “February 2020 Notes”); (ii) $69.0 million fair value gain related to $400 million 3.75% notes due 2027; and (iii) $49.4 million fair value gain related to $600 million 0.00% notes due 2030. These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives. The $212.9 million fair value losses on embedded derivative liabilities in second quarter 2020 was primarily driven by the increase in our share price during the period. The fair value losses on embedded derivatives in second quarter 2020 comprised a $135.1 million fair value revaluation loss related to $250 million 5.00% convertible senior notes issued in February 2020, and a $77.8 million fair value revaluation loss related to $400 million 3.75% convertible senior notes issued in April 2020.

The remeasurement gains on put and call option liabilities in second quarter 2021 related to a $38.9 million remeasurement gain in connection with Chalhoub Group’s put option over non-controlling interest in Farfetch International Limited, compared to a $65.8 million remeasurement losses in second quarter 2020.

Profit After Tax

Profit after tax increased by $523.8 million year-over-year from a loss of $435.9 million to a profit of $87.9 million in second quarter 2021. The increase was primarily driven by gains on items held at fair value and remeasurements, which increased $524.4 million year-over-year.

EPS and Diluted EPS

Second quarter 2021 basic EPS was $0.24 and diluted EPS was $(0.31). Diluted EPS assumes a full conversion of the convertible notes into shares, and that the settlement of the Chalhoub liability held on the statement of financial position at June 30, 2021 would have been in shares, with both transactions occurring at the beginning of 2021. As such, diluted EPS excludes the gains on items held at fair value and interest costs related to the Chalhoub liability and the convertible notes, net of any applicable tax, while including all outstanding equity instruments that have a dilutive impact.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $4.6 million, to $(20.6) million in second quarter 2021 as a result of our growth and scaling of the fixed cost base. Adjusted EBITDA Margin improved from (8.2)% to (4.7)% year-over-year, primarily reflecting declines in both general and administrative expenses and in technology expense as percentage of Adjusted Revenue.

Conversion of 5.00% Convertible Senior Notes due 2025 (“5.00% Notes”)

In May 2021, Dragoneer elected to convert $39.1 million aggregate principal amount of 5.00% Notes. We elected to physically settle the conversion of the notes in shares, resulting in the issuance of 3.2 million Class A ordinary shares. Refer to “Post Balance Sheet Events” below on Page 9 for disclosure of additional conversions of 5.00% Notes.

Liquidity

At June 30, 2021, cash and cash equivalents were $1,048.7 million, a decrease of $524.7 million compared to $1,573.4 million at December 31, 2020. The decrease in cash and cash equivalents was primarily related to funding working capital and a $100 million short-term investment in variable money market instruments.

Post Balance Sheet Events

On July 20, 2021, New Guards completed the acquisition of 60% of the outstanding equity interests of Palm Angels S.r.l, the owner of the Palm Angels trademark. Palm Angels is a luxury fashion label based in Italy that has experienced growth in revenue and profitability since the acquisition of New Guards by the Company in 2019. In addition, New Guards agreed to a put and call option with the remaining shareholders of Palm Angels S.r.l, which would require New Guards to purchase the remaining 40% of outstanding equity interests of Palm Angels S.r.l in 2026, to the extent either the put or call option was exercised. In conjunction with this transaction, New Guards also increased total ownership of Palm Angels’ operating company to 100% through the acquisition of the remaining 31% of the outstanding equity interests of Venice S.r.l.

On August 2, 2021, the Company formally signed an agreement to enter into a global strategic partnership with Alibaba Group and Richemont, which was initially announced on November 5, 2020. The partnership aims to provide luxury fashion brands with enhanced access to the China market as well as accelerate the digitization of the global luxury industry. As part of the global partnership, Alibaba and Richemont invested $500 million ($250 million each) in Farfetch China, taking a combined 25% stake (12.5% each) in Farfetch China Holdings Ltd and its subsidiaries, the group through which Farfetch’s marketplace operations in the China region are conducted.

On August 6, 2021, Dragoneer elected to convert its remaining $85.9 million aggregate principal amount of 5.00% Notes. We elected to physically settle this conversion in shares, resulting in the issuance of 7 million Class A ordinary shares on August 10, 2021.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of August 19, 2021.

For Full Year 2021:

•	Digital Platform GMV growth of 35% to 40% year-over-year
•	Adjusted EBITDA margin of 1% to 2%

For Third Quarter 2021:

•	Digital Platform GMV growth of approximately 30% year-over-year
•	Brand Platform GMV growth of approximately 45% year-over-year
•	Adjusted EBITDA of approximately $10 million

Uncertainties resulting from the COVID-19 pandemic and the evolving nature of the situation could have material impacts on our future performance and projections. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	disruptions to our operations, fulfilment network, and shipments
•	weakened consumer sentiment and discretionary income arising from various macro-economic conditions
•	increased costs to support our operations
•	slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles

Conference Call Information

Farfetch Limited (the “Company” or “Farfetch”) will host a conference call today, August 19, 2021 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for at least 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended June 30
(in $ thousands, except share and per share data)

	2020	2021
Revenue	364,680	523,313

Cost of revenue	(205,305)	(293,231)
Gross profit	159,375	230,082

Selling, general and administrative expenses	(299,525)	(380,383)
Operating loss	(140,150)	(150,301)

(Losses)/gains on items held at fair value and remeasurements	(278,622)	245,738
Share of results of associates	(494)	18
Finance income	2,360	9,906
Finance costs	(23,111)	(20,631)
(Loss)/profit before tax	(440,017)	84,730

Income tax benefit	4,118	3,195
(Loss)/profit after tax	(435,899)	87,925

(Loss)/profit after tax attributable to:
Equity holders of the parent	(439,639)	86,647
Non-controlling interests	3,740	1,278
	(435,899)	87,925

(Loss)/earnings per share attributable to equity holders of the parent
Basic	(1.29)	0.24
Diluted	(1.29)	(0.31)

Weighted-average shares outstanding
Basic	341,223,981	358,188,280
Diluted	341,223,981	455,666,358

Unaudited interim condensed consolidated statements of comprehensive (loss) / income for the three months ended June 30
(in $ thousands)

	2020	2021
(Loss)/profit after tax	(435,899)	87,925
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations or financial position (net of tax):
Exchange gain on translation of foreign operations	2,701	1,674
Loss on cash flow hedges recognized in equity	(3,893)	(7,970)
Loss/(gain) on cash flow hedges reclassified and reported in net (loss)/profit	10,068	(4,997)
Loss on cash flow hedges recognized in equity - time value	-	(654)
Other comprehensive income/(loss) for the period, net of tax	8,876	(11,947)
Total comprehensive (loss)/income for the period, net of tax	(427,023)	75,978

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(430,763)	73,373
Non-controlling interests	3,740	2,605
	(427,023)	75,978

Unaudited interim condensed consolidated statements of operations for the six months ended June 30
(in $ thousands, except share and per share data)

	2020	2021
Revenue	696,117	1,008,392

Cost of revenue	(383,366)	(557,441)
Gross profit	312,751	450,951

Selling, general and administrative expenses	(558,328)	(719,677)
Impairment losses on tangible assets	(2,292)	-
Operating loss	(247,869)	(268,726)

(Losses)/gains on items held at fair value and remeasurements	(213,188)	905,608
Share of results of associates	(524)	(51)
Finance income	3,601	10,924
Finance costs	(58,708)	(46,310)
(Loss)/profit before tax	(516,688)	601,445

Income tax benefit	1,612	3,147
(Loss)/profit after tax	(515,076)	604,592

(Loss)/profit after tax attributable to:
Equity holders of the parent	(521,706)	597,882
Non-controlling interests	6,630	6,710
	(515,076)	604,592

(Loss)/earnings per share attributable to owners of the company
Basic	(1.53)	1.68
Diluted	(1.53)	(0.59)

Weighted-average shares outstanding
Basic	340,747,663	356,634,987
Diluted	340,747,663	455,288,968

Unaudited interim condensed consolidated statements of comprehensive (loss) / income for the six months ended June 30
(in $ thousands)

	2020	2021
(Loss)/profit after tax	(515,076)	604,592
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations or financial position (net of tax):
Exchange gain/(loss) on translation of foreign operations	15,597	(5,605)
Loss on cash flow hedges recognized in equity	(21,095)	(1,697)
Loss/(gain) on cash flow hedges reclassified and reported in net (loss)/profit	13,227	(7,689)
Loss on cash flow hedges recognized in equity - time value	-	(2,552)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	(3)	-
Other comprehensive income/(loss) for the year, net of tax	7,726	(17,543)
Total comprehensive (loss)/income for the year, net of tax	(507,350)	587,049

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(513,980)	581,479
Non-controlling interests	6,630	5,570
	(507,350)	587,049

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2020	June 30, 2021
Non-current assets
Other receivables	58,081	46,342
Deferred tax assets	13,556	15,263
Intangible assets, net	1,279,328	1,244,758
Property, plant and equipment, net	89,082	92,215
Right-of-use assets	179,227	193,116
Investments	8,278	17,318
Investments in associates	2,319	70
Total non-current assets	1,629,871	1,609,082
Current assets
Inventories	145,309	206,719
Trade and other receivables	209,946	318,009
Current tax assets	2,082	2,468
Short term investments	-	100,075
Derivative financial assets	30,242	19,163
Cash and cash equivalents	1,573,421	1,048,748
Total current assets	1,961,000	1,695,182
Total assets	3,590,871	3,304,264

Liabilities and deficit
Non-current liabilities
Provisions	129,113	103,391
Deferred tax liabilities	182,463	168,901
Lease liabilities	165,275	182,191
Employee benefit obligations	26,116	21,047
Derivative financial liabilities	2,996,220	2,068,388
Borrowings (1)	617,789	612,890
Put and call option liabilities	348,937	276,773
Other financial liabilities	4,853	4,697
Total non-current liabilities	4,470,766	3,438,278
Current liabilities
Trade and other payables	666,144	614,194
Provisions	27,146	23,391
Current tax liability	3,098	4,039
Lease liabilities	26,128	28,375
Employee benefit obligations	38,286	13,331
Derivative financial liabilities	17,427	19,340
Put and call option liabilities	-	9,467
Other financial liabilities	518	537
Total current liabilities	778,747	712,674
Total liabilities	5,249,513	4,150,952
Deficit
Share capital	14,168	14,456
Share premium	927,931	1,046,723
Merger reserve	783,529	783,529
Foreign exchange reserve	(7,271)	(11,736)
Other reserves	447,753	489,103
Accumulated losses (1)	(3,993,308)	(3,329,133)
Deficit attributable to owners of the parent	(1,827,198)	(1,007,058)
Non-controlling interests	168,556	160,370
Total deficit	(1,658,642)	(846,688)
Total deficit and liabilities	3,590,871	3,304,264

(1) Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19

Unaudited interim condensed consolidated statements of cash flows for the six months ended June 30
(in $ thousands)
	2020	2021
Cash flows from operating activities
Operating loss	(247,869)	(268,726)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	18,243	23,640
Amortization	84,838	93,072
Non-cash employee benefits expense	76,175	99,034
Impairment losses on tangible assets	2,292	-
Impairment of investments	169	67
Change in working capital
Increase in receivables	(28,184)	(106,026)
Decrease/(increase) in inventories	11,925	(57,552)
Increase/(decrease) in payables	39,730	(71,347)
Change in other assets and liabilities
Increase in non-current receivables	(517)	(1,562)
Increase/(decrease) in other liabilities	6,724	(30,146)
Increase/(decrease) in provisions	14,833	(14,760)
(Decrease)/increase in derivative financial instruments	(14,581)	6,846
Income taxes paid	(16,016)	(12,733)
Net cash outflow from operating activities	(52,238)	(340,193)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(12,016)	-
Payments for property, plant and equipment	(9,106)	(11,626)
Payments for intangible assets	(43,102)	(52,767)
Payments for investments	(2,872)	(9,107)
Increase in short-term investments	-	(100,000)
Interest received	2,176	1,804
Dividends received from associate	58	-
Net cash outflow from investing activities	(64,862)	(171,696)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(7,926)	(12,475)
Interest paid and fees paid on loans	(17,288)	(17,679)
Dividends paid to holders of non-controlling interests	(20,515)	(4,275)
Proceeds from exercise of employee share-based awards	4,472	24,403
Proceeds from borrowings, net of issue costs	641,861	-
Net cash inflow/(outflow) from financing activities	600,604	(10,026)

Net increase/(decrease) in cash and cash equivalents	483,504	(521,915)
Cash and cash equivalents at the beginning of the period	322,429	1,573,421
Effects of exchange rate changes on cash and cash equivalents	(3,820)	(2,758)
Cash and cash equivalents at end of period	802,113	1,048,748

Unaudited interim condensed consolidated statements of changes in equity/(deficit)
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity/ (deficit) attributable to owners of the parent	Non- controlling interests	Total equity/ (deficit)
Balance at January 1, 2020	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity
(Loss)/income after tax for the period	-	-	-	-	-	(521,706)	(521,706)	6,630	(515,076)
Other comprehensive income/(loss)	-	-	-	15,597	(7,871)	-	7,726	-	7,726
Total comprehensive income/(loss) for the period, net of tax	-	-	-	15,597	(7,871)	(521,706)	(513,980)	6,630	(507,350)
Gain on cashflow hedge transferred to inventory	-	-	-	-	(615)	-	(615)	-	(615)
Issue of share capital, net of transaction costs	79	-	-	-	-	-	79	-	79
Share-based payment – equity settled	-	-	-	-	29,924	35,236	65,160	-	65,160
Share-based payment – reverse vesting shares	-	-	-	-	13,046	-	13,046	-	13,046
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at June 30, 2020	13,663	878,007	783,529	(15,245)	383,947	(1,312,605)	731,296	156,341	887,637

Balance at January 1, 2021	14,168	927,931	783,529	(7,271)	447,753	(3,993,308)	(1,827,198)	168,556	(1,658,642)
Changes in deficit
Income after tax for the period	-	-	-	-	-	597,882	597,882	6,710	604,592
Other comprehensive loss	-	-	-	(4,465)	(11,938)	-	(16,403)	(1,140)	(17,543)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(4,465)	(11,938)	597,882	581,479	5,570	587,049
Loss on cashflow hedge transferred to inventory	-	-	-	-	2,023	-	2,023	-	2,023
Issue of share capital, net of transaction costs	160	-	-	-	-	-	160	-	160
Early conversion of convertible loan notes	128	118,792	-	-	-	-	118,920	-	118,920
Share-based payment – equity settled	-	-	-	-	43,953	66,293	110,246	-	110,246
Share-based payment – reverse vesting shares	-	-	-	-	13,046	-	13,046	-	13,046
Acquisition of non-controlling interest	-	-	-	-	-	-	-	2,434	2,434
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(17,063)	(17,063)
Non-controlling interest put option	-	-	-	-	(4,861)	-	(4,861)	-	(4,861)
Other	-	-	-	-	(873)	-	(873)	873	-
Balance at June 30, 2021	14,456	1,046,723	783,529	(11,736)	489,103	(3,329,133)	(1,007,058)	160,370	(846,688)

Supplemental Metrics [1]	2019		2020				2021
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
	(in $ thousands, except per share data, Average Order Value, Active Consumers or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$492,014	$739,937	$610,874	$721,310	$797,840	$1,056,990	$915,604	$1,007,811
Revenue	255,481	382,232	331,437	364,680	437,700	540,105	485,079	523,313
Adjusted Revenue	228,227	337,738	301,152	307,877	386,778	464,887	408,851	439,488
In-Store Revenue	9,077	9,788	8,516	3,926	11,416	13,666	10,675	17,635
In-Store GMV	9,077	9,788	8,516	3,926	11,416	13,666	13,275	21,739
Gross profit	115,139	176,136	153,376	159,375	209,029	249,148	220,869	230,082
Gross profit margin	45.1%	46.1%	46.3%	43.7%	47.8%	46.1%	45.5%	44.0%
Demand generation expense	$(34,321)	$(51,162)	$(37,966)	$(47,378)	$(46,185)	$(67,258)	$(61,867)	$(65,888)
Technology expense	(22,322)	(22,653)	(26,307)	(29,284)	(29,809)	(29,827)	(33,532)	(34,545)
Share-based payments	(31,760)	(42,238)	(26,760)	(61,915)	(81,840)	(121,118)	(40,516)	(60,173)
Depreciation and amortization	(35,097)	(50,065)	(51,323)	(51,758)	(54,007)	(60,135)	(53,992)	(62,720)
General and administrative	(94,134)	(120,247)	(111,422)	(107,888)	(143,349)	(141,687)	(144,666)	(150,229)
Other items	(10,061)	(5,584)	(5,025)	(1,302)	(860)	(17,080)	(4,721)	(6,828)
Impairment losses on tangible assets	-	-	(2,292)	-	-	(699)	-	-
Impairment losses on intangible assets	-	-	-	-	-	(36,269)	-	-
Gains / (losses) on items held at fair value and remeasurements	32,286	(10,565)	65,434	(278,622)	(373,079)	(2,057,306)	659,870	245,738
(Loss) / Profit after tax (1)	(90,484)	(110,126)	(79,177)	(435,899)	(536,960)	(2,263,587)	516,667	87,925
Adjusted EBITDA	(35,638)	(17,926)	(22,319)	(25,175)	(10,314)	10,376	(19,196)	(20,579)
Adjusted EBITDA Margin	(15.6)%	(5.3)%	(7.4)%	(8.2)%	(2.7)%	2.2%	(4.7)%	(4.7)%
Basic (Loss)/Earnings per share ("EPS") (1)	$(0.30)	$(0.34)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$1.44	$0.24
Diluted EPS	(0.30)	(0.34)	(0.24)	(1.29)	(1.58)	(6.47)	(0.28)	(0.31)
Adjusted EPS (1)	(0.20)	(0.08)	(0.24)	(0.20)	(0.17)	(0.00)	(0.22)	(0.17)
Digital Platform:
Digital Platform GMV	$420,266	$628,610	$494,899	$651,036	$674,097	$939,444	$790,014	$913,350
Digital Platform Services Revenue	156,479	226,411	185,177	237,603	263,035	347,341	285,861	349,131
Digital Platform Fulfilment Revenue	27,254	44,494	30,285	56,803	50,922	75,218	76,228	83,825
Digital Platform Gross Profit	83,294	123,572	97,207	130,579	143,318	189,102	156,335	184,999
Digital Platform Gross Profit Margin	53.2%	54.6%	52.5%	55.0%	54.5%	54.4%	54.7%	53.0%
Digital Platform Order Contribution	$48,973	$72,410	$59,241	$83,201	$97,133	$121,844	$94,468	$119,111
Digital Platform Order Contribution Margin	31.3%	32.0%	32.0%	35.0%	36.9%	35.1%	33.0%	34.1%
Active Consumers	1,889	2,068	2,149	2,524	2,742	3,024	3,272	3,394
AOV - Marketplace	$582	$636	$571	$493	$574	$626	$618	$599
AOV - Stadium Goods	327	301	314	304	340	308	326	335
Brand Platform:
Brand Platform GMV	$62,671	$101,539	$107,459	$66,348	$112,327	$103,880	$112,315	$72,722
Brand Platform Revenue	62,671	101,539	107,459	66,348	112,327	103,880	112,315	72,722
Brand Platform Gross Profit	27,464	47,543	52,480	27,729	58,738	51,857	57,735	34,252
Brand Platform Gross Profit Margin	43.8%	46.8%	48.8%	41.8%	52.3%	49.9%	51.4%	47.1%

(1) Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19

1	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 19 for reconciliations of non-IFRS measures to IFRS measures.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Farfetch China, Farfetch Connected Retail, anticipated future expense recognition in connection with equity-settled awards, future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, strategic initiatives, our growth and expected performance for the third quarter of 2021 and full year 2021, as well as statements that include the words “expect,” “intend,” “plan,” “aim,” “enable,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; the effect of the COVID-19 global pandemic on our business and results of operations; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increased focus on social, environmental and sustainability matters could increase our costs, harm our reputation and adversely affect our financial results, and our ability to implement our environmental, sustainability, responsible sourcing, social and inclusion and diversity goals; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-

looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Revisions to Previously Reported Financial Information

We have revised previously reported finance cost, loss after tax, loss per share, and non-current borrowings for both the fourth quarter and annual periods ended December 31, 2020. The revision had no impact on the Company’s results for previously reported second quarter 2020 or the current quarter. Refer to our Form 6-K furnished with the SEC on May 13, 2021, for further information.

Performance-based Restricted Share Unit (“PSU”) Award to the Company’s Founder, Chairman and CEO, José Neves

As previously disclosed, on May 24, 2021, the Board unanimously approved the recommendation of the Compensation Committee of the Board to grant a long-term PSU award to the Company’s Founder, Chairman and CEO, José Neves. On May 28, 2021, the fair value of this PSU award, which was initially estimated to be $77.0 million, was finalized and the fair value upon grant was determined to be $99.0 million, to be recognized in the consolidated statement of operations from the date of grant to May 19, 2027. Taking into account of performance-based conditions, where the vesting of each tranche of units is dependent on the achievement of a certain share price hurdle within a specified performance period, expense recognition is front-loaded in the early years of the award, resulting in expected expenses of $15.1 million, $25.3 million, $22.0 million, $17.4 million, $11.5 million, $6.5 million and $1.2 million from 2021 to 2027. Refer to the Report of Foreign Private Issuer on Form 6-K furnished with the SEC on May 28, 2021, for further information.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and

•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share-based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”) issued by the IASB. Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share-based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measure, which are loss after tax and loss after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	2019		2020				2021
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

(Loss)/Profit after tax(a)	$(90,484)	$(110,126)	$(79,177)	$(435,899)	$(536,960)	$(2,263,587)	$516,667	$87,925
Net finance expense/(income)(a)	10,689	(16,182)	34,355	20,751	14,363	(2,874)	24,660	10,726
Income tax (benefit)/expense	(104)	(108)	2,506	(4,118)	2,882	(15,704)	49	(3,195)
Depreciation and amortization	35,097	50,065	51,323	51,758	54,007	60,135	53,992	62,720
Share-based payments (b)	31,760	42,238	26,760	61,915	81,840	121,118	40,516	60,173
(Gains)/losses on items held at fair value and remeasurements(c)	(32,286)	10,565	(65,434)	278,622	373,079	2,057,306	(659,870)	(245,738)
Other items (d)	10,061	5,584	5,025	1,302	860	17,080	4,721	6,828
Impairment losses on tangible assets	-	-	2,292	-	-	699	-	-
Impairment losses on intangible assets	-	-	-	-	-	36,269	-	-
Share of results of associates	(371)	38	31	494	(385)	(66)	69	(18)
Adjusted EBITDA	$(35,638)	$(17,926)	$(22,319)	$(25,175)	$(10,314)	$10,376	$(19,196)	$(20,579)
Revenue	$255,481	$382,232	$331,437	$364,680	$437,700	$540,105	$485,079	$523,313
(Loss)/Profit after tax margin(a)	(35.4)%	(28.8)%	(23.9)%	(119.5)%	(122.7)%	(419.1)%	106.5%	16.8%
Adjusted Revenue	$228,227	$337,738	$301,152	$307,877	$386,778	$464,887	$408,851	$439,488
Adjusted EBITDA Margin	(15.6)%	(5.3)%	(7.4)%	(8.2)%	(2.7)%	2.2%	(4.7)%	(4.7)%

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19.
(b)	Represents share-based payment expense.
(c)	Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.
(d)

Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 24 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables reconcile Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2019		2020				2021
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Revenue	$255,481	$382,232	$331,437	$364,680	$437,700	$540,105	$485,079	$523,313
Less: Digital Platform Fulfilment Revenue	(27,254)	(44,494)	(30,285)	(56,803)	(50,922)	(75,218)	(76,228)	(83,825)
Adjusted Revenue	$228,227	$337,738	$301,152	$307,877	$386,778	$464,887	$408,851	$439,488

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	2019		2020				2021
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Digital Platform Gross Profit	$83,294	$123,572	$97,207	$130,579	$143,318	$189,102	$156,335	$184,999
Less: Demand generation expense	(34,321)	(51,162)	(37,966)	(47,378)	(46,185)	(67,258)	(61,867)	(65,888)
Digital Platform Order Contribution	$48,973	$72,410	$59,241	$83,201	$97,133	$121,844	$94,468	$119,111
Digital Platform Services Revenue	$156,479	$226,411	$185,177	$237,603	$263,035	$347,341	$285,861	$349,131
Digital Platform Gross Profit Margin	53.2%	54.6%	52.5%	55.0%	54.5%	54.4%	54.7%	53.0%
Digital Platform Order Contribution Margin	31.3%	32.0%	32.0%	35.0%	36.9%	35.1%	33.0%	34.1%

The following tables reconcile Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2019		2020				2021
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

(Loss)/earnings per share (a)	$(0.30)	$(0.34)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$1.44	$0.24
Share-based payments (b)	0.11	0.12	0.08	0.18	0.24	0.35	0.11	0.17
Amortization of acquired intangible assets	0.06	0.09	0.09	0.09	0.09	0.09	0.08	0.09
(Gains)/losses on items held at fair value and remeasurements (c)	(0.10)	0.03	(0.19)	0.82	1.08	5.88	(1.86)	(0.69)
Other items (d)	0.03	0.02	0.01	0.00	0.00	0.05	0.01	0.02
Impairment losses on tangible assets	-	-	0.01	-	-	-	-	-
Impairment losses on intangible assets	-	-	-	-	-	0.10	0.00	0.00
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted (Loss)/earnings per share	$(0.20)	$(0.08)	$(0.24)	$(0.20)	$(0.17)	$(0.00)	$(0.22)	$(0.17)

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 19.
(b)	Represents share-based payment expense on a per share basis.
(c)

Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 24 for a breakdown of these items.

(d)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 24 for a breakdown of these expenses. “Other items” is included within selling, general and administrative expenses.

The following tables represent gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2019		2020				2021
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Fair value remeasurements:
Shares issued as part of New Guards acquisition	$(21,526)	$-	$-	$-	$-	$-	$-	$-
$250 million 5.00% Notes due 2025 embedded derivative	-	-	44,014	(135,093)	(138,171)	(749,004)	214,345	88,393
$400 million 3.75% Notes due 2027 embedded derivative	-	-	-	(77,758)	(157,108)	(869,078)	256,438	69,047
$600 million 0.00% Notes due 2030 embedded derivative	-	-	-	-	-	(272,522)	159,607	49,434
FV remeasurement of previously held equity interest	-	-	-	-	-	-	784	-

Present value remeasurements:
Chalhoub put option	53,812	(8,959)	21,420	(65,771)	(77,800)	(165,776)	28,696	38,864
CuriosityChina call option	-	(1,606)	-	-	-	(926)	-	-
Gains / (losses) on items held at fair value and remeasurements	$32,286	$(10,565)	$65,434	$(278,622)	$(373,079)	$(2,057,306)	$659,870	$245,738

Farfetch share price (end of day)	$8.64	$10.35	$7.90	$17.27	$25.16	$63.81	$53.02	$50.36

The following tables represent other items:

(in $ thousands, except as otherwise noted)

	2019		2020				2021
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Transaction-related legal and advisory expenses	$(5,061)	$(5,584)	$(4,925)	$(1,799)	$(860)	$(17,014)	$(4,654)	$(6,828)
Loss on impairment of investments carried at fair value	(5,000)	-	(100)	(69)	-	(66)	(67)	-
Other	-	-	-	566	-	-	-	-
Other items	$(10,061)	$(5,584)	$(5,025)	$(1,302)	$(860)	$(17,080)	$(4,721)	$(6,828)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and New Guards-owned sites operated by Farfetch Platform Solutions. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means basic earnings per share further adjusted for share-based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our dematerialized platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Historically, revenue realized from In-Store sales was equal to GMV of such sales as third-party sales made in certain of our directly-operated stores were accounted for within our Digital Platform segment. Starting in first quarter of 2021, such sales are accounted for within our In-Store segment.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today, the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and nearly 1,400 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and innovations such as Store of the Future, its connected retail solution.

For more information, please visit www.farfetchinvestors.com.